NO ACT



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

PE
1-14-08



08042784

Received SEC

MAR 13 2008

Washington, DC 20549

March 13, 2008

Faiza J. Saeed
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/13/2008

Re: CSX Corporation
Incoming letter dated January 14, 2008

Dear Ms. Saeed:

This is in response to your letters dated January 14, 2008 and February 4, 2008 concerning the shareholder proposal submitted to CSX by Ram Trust Services, Inc. We also have received letters from the proponent dated January 24, 2008 and February 11, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John P.M. Higgins
President
Ram Trust Services, Inc.
45 Exchange Street
Portland, ME 04101

CRAVATH, SWAINE & MOORE LLP

WORLDWIDE PLAZA
825 EIGHTH AVENUE
NEW YORK, NY 10019-7475

TELEPHONE: (212) 474-1000
FACSIMILE: (212) 474-3700

CITYPOINT
ONE ROPEMAKER STREET
LONDON EC2Y 9HR
TELEPHONE: 44-20-7453-1000
FACSIMILE: 44-20-7860-1150

WRITER'S DIRECT DIAL NUMBER
(212) 474-1434

January 14, 2008

CSX Corporation--Shareholder Proposal Submitted by Ram Trust Services, Inc.

Ladies and Gentlemen:

On behalf of CSX Corporation, a Virginia corporation ("CSX" or the "Company"), and pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), we hereby request confirmation that the staff of the Division of Corporate Finance will not recommend enforcement action if, in reliance on Rule 14a-8(i)(10), CSX excludes from the proxy materials for the Company's 2008 Annual Meeting of Shareholders (the "2008 Proxy Materials") a shareholder proposal (the "Proposal") submitted by Ram Trust Services, Inc. (the "Proponent"). A copy of the Proposal and related cover letter is attached hereto as Exhibit A.

In accordance with Rule 14a-8(j), five additional copies of this letter, including Exhibits, are enclosed herewith, and an additional copy of this letter, including Exhibits, has been sent to the Proponent, informing the Proponent of the Company's intention to exclude the Proposal from the 2008 Proxy Materials. Also in accordance with Rule 14a-8(j), the Company hereby confirms that it expects to file the 2008 Proxy Materials in definitive form more than 80 calendar days from the date hereof.

I. PROPOSAL

On November 30, 2007, the Company received the following shareholder proposal for consideration at the Company's 2008 Annual Meeting of Shareholders:

> "Resolved: That the Bylaws of the Company be amended so that Article I, Section 2 is deleted and replaced in its entirety with the language set for the below and that the Bylaws of the Company be further amended to make any necessary conforming changes:

> 'Special meetings of the shareholders may be called from time to time by (i) a majority of the Board of Directors, (ii) the Chairman of the Board or (iii) the Secretary at the request in writing of shareholders owning no less than 15% of the issued and outstanding common shares of the Corporation entitled to vote. Special meetings shall be held solely for the purposes specified in the notice of meeting. This Article I, Section 2 of the Bylaws may only be repealed or changed by the shareholders.'"

We believe that the Proposal may be properly excluded from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(10) for the reasons set forth below.

II. BASES FOR EXCLUSION

Rule 14a-8(i)(10) permits an issuer to exclude a shareholder proposal if "the company has already substantially implemented the proposal". The "substantially implemented" standard replaced the predecessor rule allowing omission of a proposal that was "moot", and reflects the Staff's interpretation of the predecessor rule that the proposal need not be "fully effected" by an issuer to meet the mootness test, so long as it is substantially implemented. See SEC Release No. 34-20091 (August 16, 1983). It is well settled that an issuer need not comply with every detail of a proposal in order to exclude it under Rule 14a-8(i)(10); differences between an issuer's actions and the proposal are permitted so long as such actions satisfactorily address the proposal's underlying concerns. See, e.g., Masco Corp. (Mar. 29, 1999) (permitting exclusion of proposal because the issuer had "substantially implemented" the proposal by adopting a version of it with modifications and a clarification as to one of its terms). Proposals have also been considered "substantially implemented" where an issuer has implemented part but not all of a multi-faceted proposal. See, e.g., Columbia/HCA Healthcare Corp. (Feb. 18, 1998) (permitting exclusion of proposal on grounds of "substantial implementation" after the issuer took steps to at least partially implement three of four actions requested by the proposal). In a number of instances, the Staff has also extended prospective no-action relief to issuers that propose to omit a shareholder proposal from their proxy materials on the grounds that they intend to take corporate action that will substantially implement the shareholder proposal, provided that such issuers later inform the Staff supplementally that such action was taken. See, e.g., The Dow Chemical Co. (Jan. 3, 2007) and Johnson & Johnson (Feb. 13, 2006).

A proposed amendment (the "CSX Amendment") to the Company's Bylaws will be submitted for approval by the Board of Directors of CSX (the "Board") on or before January 31, 2008. Copies of the Company's current bylaws and the CSX Amendment are attached hereto as Exhibits B and C, respectively. Like the Proposal, the CSX Amendment permits shareholders owning 15% of the Company's outstanding voting stock to cause the Company's corporate secretary to call a special meeting of the Company's shareholders.[1] Also like the Proposal, the CSX Amendment provides that the CSX Amendment cannot be repealed without shareholder approval. The Proposal also expressly contemplates additional, unspecified conforming changes in the Company's bylaws. The CSX Amendment includes several procedural and informational requirements, which are designed to conform the CSX Amendment to the other shareholder action provisions in the Company's bylaws, and timing limitations to avoid duplicative shareholder meetings for the same purposes within limited periods of time. We have been in discussions with the Proponent to reach a mutually acceptable outcome, but these discussions have failed to date. We will supplementally notify the Staff after the Board's consideration of the CSX Amendment. The Company believes that the adoption of the CSX Amendment will "substantially implement" the Proposal.

III. DISCUSSION

1. Underlying Concerns of Proposal Fully Addressed by the CSX Amendment

The CSX Amendment will "substantially implement" the Proposal and, assuming adoption by the Board of the CSX Amendment, the Proposal may be omitted from the 2008 Proxy Materials in accordance with Rule 14a-8(i)(10). Specifically, the CSX Amendment addresses the primary objectives and underlying concerns of the Proposal: (i) amending the Company's bylaws to permit shareholders representing 15% of the Company's outstanding voting stock to cause a special meeting of shareholders to be called and (ii) ensuring that such bylaw amendment cannot be repealed or substantively modified without shareholder approval. The only differences between the CSX Amendment and the Proposal are the addition of procedural, informational and timing limitations in the CSX Amendment, none of which conflicts with the primary objectives and underlying concerns of the Proposal. The Staff has stated that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal". Texaco, Inc. (Mar. 28, 1991). That is, Rule 14a-8(i)(10) permits exclusion of a shareholder proposal as long as an issuer has implemented the primary objectives and underlying concerns of the proposal. This is the case even in circumstances in which the manner by which the issuer implements such proposal does not conform to the actions sought by a shareholder proponent in every respect. See Exchange Act Release No. 20091 (Aug. 1, 1983); ConAgra Foods, Inc. (June 20, 2005); and Talbots, Inc. (Apr. 5, 2002). Thus, even though the CSX Amendment includes various additional provisions that are not included in the Proposal, it will still "substantially implement" the Proposal.

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[1] The Proposal refers only to the Company's common stock, which is the only class of stock presently outstanding. The CSX Amendment provides that a special meeting may be requested by the holders of 15% of all classes of stock entitled to vote on the matter to be considered at the special meeting.

2. Additional Requirements Merely Procedural in Nature

Procedural Nature of Additional Requirements Generally

The Proposal is incomplete on its face, and the additional procedural, informational and timing requirements of the CSX Amendment merely facilitate the full implementation of the primary objectives and underlying concerns of the Proposal. The language of the Proposal establishes the general premise that shareholders may cause special meetings to be held, but unlike Article I, Section 11 of the Company bylaws, the Proposal does not provide the procedural framework around which such premise may be implemented. Indeed, the Proponent recognizes this shortcoming, and the Proposal expressly permits the adoption of "further amend[ments] to make any necessary conforming changes", although such amendments are not specified. The additional requirements included in the CSX Amendment provide this framework:

(i) signatures and dates on the shareholder request and documentary evidence that the requesting shareholders own the requisite percentage of the voting stock of the Company, which are necessary to enable the Board to determine whether the proposing shareholders have met the share ownership requirements outlined in both the Proposal and the CSX Amendment;

(ii) inclusion of a statement of the specific purpose of the proposed meeting, which is required under Virginia law to be included in the notice of the meeting that is distributed to shareholders (see VA. CODE ANN. §13.1-658(C)(2007));

(iii) appearance of the proponent or a qualified representative at the special meeting to present such proposal(s) or matter(s) to be voted on, which the Commission has recognized in the context of Rule 14a-8 as an important procedural requirement for shareholder proposals (see Rule 14a-8(h)(1)); and

(iv) beneficial ownership by the proponent of shares representing at least 15% of the Company's outstanding voting stock at the time of the special meeting, which the Commission has also recognized in the context of Rule 14a-8 as an important procedural requirement to ensure that the proponent maintains an investment interest in the Company through the meeting date (see Rule 14a-8(b)(1); see also Exchange Act Release No. 12598 (July 7, 1976) (the "1976 Release")).[2]

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[2] The CSX Amendment also permits (i) certain limitations regarding (x) the timing of a special meeting and (y) the legality of the request, discussed below under "*Timing and Legal Limitations*" and (ii) certain modifications to the bylaw provision that do not increase the percentage ownership requirement or

Recently, the Staff issued a favorable no-action letter to Hewlett-Packard Company ("HP") under Rule 14a-8(i)(10) with respect to a stockholder proposal similar to the Proposal to adopt a bylaw amendment to provide that holders of 25% of the outstanding common stock of HP may cause a special meeting to be called. Hewlett-Packard Co. (Dec. 11, 2007). On November 15, 2007, HP adopted a bylaw amendment which, like the CSX Amendment, included various procedural requirements relating to the inclusion of signatures and other evidence of stock ownership, a statement regarding the purpose of the special meeting and certain timing limitations. In light of its November bylaw amendment, HP argued that it had already substantially implemented the shareholder proposal, stating that the "essential objective" of the shareholder proposal, namely the ability of holders of 25% of the outstanding common stock of HP to cause a special meeting to be held, was already addressed in the November bylaw amendment. The Staff concurred that it would not recommend enforcement action if HP omitted the proposal under Rule 14a-8(i)(10) notwithstanding the additional procedural requirements included in the November bylaw amendment. Similarly, the Proposal will be "substantially implemented" once the CSX Amendment is adopted, as the CSX Amendment addresses the "essential objectives" of the Proposal and the additional procedural requirements merely supplement those objectives.

Existing Procedural Framework for Shareholder Proposals

The procedural requirements included in the CSX Amendment and listed in clauses (i)-(iv) above do not in any way detract from the essence of the Proposal. They mirror the existing procedural framework in the Company's bylaws for shareholder proposals at annual and special meetings of shareholders, as a request for a special meeting necessarily also entails the submission of a shareholder proposal for consideration at the meeting. The procedural requirements are no more onerous than those already required under Article I, Section 11 of the Company's bylaws or under Rule 14a-8 promulgated by the Commission under the Exchange Act, and their inclusion in the CSX Amendment serves mainly to clarify to shareholders that even in the context of a shareholder-requested special meeting, the procedural requirements for taking shareholder action at a meeting continue to apply. It would be nonsensical if the standard for shareholders to take the extraordinary and costly step of causing the Company to call a special meeting of shareholders were less onerous than that required for shareholders to merely include a proposal in the Company's proxy materials or make a proposal at an already-scheduled meeting of shareholders.

Timing and Legal Limitations

The CSX Amendment also includes certain limitations on a request for a special meeting. Under the CSX Amendment, a request for a special meeting will not be required to be held:

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the time periods in respect of the timing limitations without a shareholder vote discussed below under "*Restrictions on Future Amendments to Bylaw Provision*".

(i) with respect to any matter, within 12 months after any annual or special meeting of shareholders at which the same matter was included on the agenda or if the same matter will be included on the agenda at an annual meeting to be held within 90 days after the request for a special meeting; or

(ii) if such request violates applicable law.

The timing limitations in clause (i) are designed to avoid having to call a special meeting for shareholders to consider the same matter within a period of 12 months or where the same matter will be considered at an annual meeting to be held within 90 days.

These limitations do not conflict with the Proposal, which does not require that a special meeting be held within any period of time after a request by the holders of the requisite percentage of shares.

Moreover, in a series of no-action letters, the Staff has concurred under Rule 14a-8(i)(10) that an issuer has "substantially implemented" a shareholder proposal even when the issuer has altered the time period for the action requested in the proposal, in certain cases stretching out that time period from "as soon as possible" or "within four months" to 12 months or more. See, e.g., Honeywell International Inc. (Jan. 31, 2007) (allowing exclusion under Rule 14a-8(i)(10) of a proposal requesting that any poison pill be put to a stockholder vote "as soon as possible" and "within 4-months" where the issuer already had a poison pill policy which provided that any poison pill adopted without prior stockholder approval would expire within one year if not subsequently approved by stockholders (a "sunset provision"), even though the proposal's supporting statement indicated that "[i]t is essential that a sunset provision not be used as an escape clause from a shareholder vote"). See also Sun Microsystems, Inc. (Sept. 12, 2006); General Motors Corp. (Apr. 5, 2006); Tiffany & Co. (Mar. 14, 2006); The Boeing Co. (Mar. 9, 2005); and The Home Depot, Inc. (Mar. 7, 2005). The Staff has also permitted timing differences when considering exclusions under Rule 14a-8(i)(10) of shareholder proposals seeking to declassify an issuer's board of directors "expeditiously" when the issuer had determined to phase-in the declassification over a period of years. See, e.g., Schering-Plough Corp. (Feb. 2, 2006); Northrop Grumman Corp. (Mar. 22, 2005); and Southwest Airlines Co. (Feb. 10, 2005). Like the "poison pill" and "board declassification" no-action letters cited above, the timing limitation against shareholder-requested special meetings that have the same purpose as an upcoming shareholder meeting or one that has been held in the last 12 months does not prevent a shareholder from proposing a specific action. Instead, the limitation imposes a delay of no more than 12 months for an action that has already been considered, which encourages shareholders to be judicious with the time and resources of the Company and their fellow shareholders in their use of the special meeting bylaw provision. Like the other additional requirements of the CSX Amendment, the primary objectives and underlying concerns of the Proposal, which are to amend the bylaws (which amendment cannot be repealed without a shareholder vote) to permit shareholders representing 15% of the Company's outstanding voting stock to call a special meeting, remain intact.

The limitations in clause (ii) above are to make clear that the Company will not be required to hold a special meeting where the purpose of the requested meeting is unlawful or the request for the meeting violates applicable law.

Restrictions on Future Amendments to Bylaw Provision

The Proposal includes a flat prohibition on the repealing or amendment of the special meeting bylaw provision without shareholder approval, while the CSX Amendment limits the prohibition to (i) repealing the special meeting bylaw provision, (ii) increasing the 15% requisite percentage of CSX voting stock ownership to call a special meeting and (iii) increasing the 12-month and 90-day time period restrictions discussed above under "*Timing and Legal Limitations*". The only difference between the Proposal and the CSX Amendment in this regard is that the CSX Amendment permits flexibility to modify the procedural requirements included in the CSX Amendment as circumstances warrant in the future. The essence of the limitations on amendments in the Proposal remains intact. In the past, the Commission has granted no-action relief to issuers seeking to exclude proposals that include a prohibition on the repealing or amendment of an issuer policy requiring shareholder approval to adopt a poison pill as long as the issuer already had in place a policy requiring shareholder approval prior to the adoption of a poison pill, even if the existing issuer policy did not include safeguards against repealing or amending the policy other than the fiduciary duties of the issuer's boards of directors. See, e.g., 3M Co. (Feb. 17, 2004) and AutoNation, Inc. (Mar. 5, 2003). In this case, the CSX Amendment merely seeks to permit the Board to amend procedural elements of the special meeting bylaw provision, not the primary objectives of the Proposal, which are to permit shareholders representing 15% of the outstanding shares of CSX voting stock to cause a special meeting to be called and to protect this right from repeal by the Board. Indeed, permitting the Board to amend the procedural requirements is consistent with the language of the Proposal itself which contemplates "further amend[ments] to make any necessary conforming changes". Notably, the Proposal does not restrict the Board from amending or repealing these "conforming changes".

IV. REQUESTED NO ACTION RELIEF

Based on the foregoing, we respectfully request on behalf of CSX that the Staff confirm that it will not recommend that the Commission take enforcement action against the Company if the Company omits the Proposal from the 2008 Proxy Materials following adoption of the CSX Amendment.

If the Staff has questions or requires additional information, please do not hesitate to contact the undersigned at (212) 474-1454. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of a response.

Kindly acknowledge receipt of this letter by stamping the enclosed copy of the first page and returning it to the messenger, who has been instructed to wait.

Sincerely,



Faiza J. Saeed

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Encls.

BY HAND

Copy w/encls. to:

Ellen M. Fitzsimmons, Esq.
Senior Vice President-Law and Public Affairs
and Corporate Secretary
CSX Corporation
500 Water Street
Speed Code J-150
Jacksonville, FL 32202

Mr. John P.M. Higgins
President
Ram Trust Services, Inc.
45 Exchange Street
Portland, ME 04101

ELECTRONIC MAIL AND OVERNIGHT COURIER

EXHIBIT A

RAM TRUST SERVICES

Registered Investment Advisor

November 30, 2007

VIA FAX AND FEDERAL EXPRESS (SATURDAY DELIVERY)
Ellen M. Fitzsimmons
CSX Corporation
500 Water Street, C160
Jacksonville, Florida 32202
Fax: 904-359-3597

Attention: Ellen M. Fitzsimmons,
Senior Vice President-Law and Public Affairs and Corporate Secretary

Notice of Shareholder Proposal

Dear Ms. Fitzsimmons:

Ram Trust Services, Inc. has been authorized by certain of its clients ("Shareholders"), who together beneficially own 3,750 shares of common stock of CSX Corporation, to submit on their behalf the attached shareholder proposal. The proposal is being submitted jointly by these clients. Proof of ownership is enclosed. Shareholders hereby notify the Company as follows:

1. Shareholders intend to bring the proposal set forth in the attached Annex A before the 2008 Annual Meeting of Shareholders of the Company.

2. Pursuant to Rule 14a-8 under the Securities Exchange Act, Shareholders request that the proposal be included in the Company's proxy statement and form of proxy for the Annual Meeting, and that Shareholders' supporting statement containing its reasons for introducing the proposal, also set forth in Annex A, be included in the proxy statement as well.

3. The name and address of Shareholders is as set forth in this letter.

4. At all times during the last year, up to and including the date hereof, Shareholders held shares of common stock of the Company with a market value of at least $2,000 and intend to continue to hold at least $2,000 in market value of these shares through the date of the annual meeting.

5. Shareholders intend to appear in person or by proxy at the Annual Meeting to introduce the business specified in this notice.

6. Shareholders have no interest in the proposal other than as shareholders of the Company seeking to improve corporate governance for all shareholders, as described in the supporting statement.

NJ.2 2534123.4

RAM TRUST SERVICES

Registered Investment Advisor

We trust that this notice complies in all respects with the Company's Bylaws and applicable law. If the Company believes this notice is incomplete or otherwise deficient in any respect, please contact us immediately so that any alleged deficiencies may be promptly addressed.

Please acknowledge receipt of this letter and the enclosure by signing and dating the enclosed copy of this letter and returning the same to the undersigned in the enclosed envelope.

Very truly yours,



John P.M. Higgins
President

RECEIPT ACKNOWLEDGED

CSX CORPORATION

By: ______________________
Name:
Title:

KL2 2534123.4

45 EXCHANGE STREET PORTLAND MAINE 04101 TELEPHONE 207 775 2354 FACSIMILE 207 775 4289

Annex A

Resolved: That the Bylaws of the Company be amended so that Article I, Section 2 is deleted and replaced in its entirety with the language set forth below and that the Bylaws of the Company be further amended to make any necessary conforming changes:

> Special meetings of the shareholders may be called from time to time by (i) a majority of the Board of Directors, (ii) the Chairman of the Board or (iii) the Secretary at the request in writing of shareholders owning no less than 15% of the issued and outstanding common shares of the Corporation entitled to vote. Special meetings shall be held solely for the purposes specified in the notice of meeting. This Article I, Section 2 of the Bylaws may only be repealed or changed by the shareholders.

Supporting Statement:

We believe shareholders should have the ability to call a special meeting when they think a matter is sufficiently important to merit timely consideration. We believe this is good corporate governance.

If this proposal is approved, holders of 15% of the Company's issued and outstanding common shares entitled to vote may require that a special meeting be called. The corporate laws of many states provide that holders of only 10% of shares may call a special meeting, absent a contrary provision in the charter or bylaws. We believe that a 15% threshold strikes a reasonable balance between enhancing shareholder rights and avoiding excessive distraction at the Company.

Prominent institutional investors and organizations support a shareholder right to call special meetings. The proxy voting guidelines of many public employee pension funds also favor this right.

At the Company's 2007 annual meeting, shareholders approved by 69% of the votes cast a non-binding proposal that would allow shareholders to call a special meeting.

BYLAWS

OF

CSX CORPORATION
(Amended and Restated as of September 12, 2007)

ARTICLE I

Shareholders' Meeting

SECTION 1. Annual Meeting. The annual meeting of the shareholders of the Corporation shall be held on such date in March, April, May or June as the Board of Directors (hereinafter sometimes the "Board") may designate, either within or without the Commonwealth of Virginia.

SECTION 2. Special Meetings. Special meetings of the shareholders may be called from time to time by a majority of the Board of Directors or the Chairman of the Board. Special meetings shall be held solely for the purposes specified in the notice of meeting.

SECTION 3. Time and Place. The time and place of each meeting of the shareholders shall be stated in the notice of the meeting.

SECTION 4. Quorum and Voting. The holders of a majority of the votes entitled to be cast on any matter, present in person or represented by proxy, shall constitute a quorum as to that matter at any meeting of the shareholders. If less than a quorum shall be in attendance at the time for which a meeting shall have been called, the meeting may be adjourned from time to time until a quorum is obtained by (a) the chairman of such meeting or (b) a majority of the shares present in person or represented by proxy. No additional notice of the meeting shall be required other than by announcement at the meeting unless a new record date is fixed pursuant to Section 8. Unless otherwise provided in the Articles of Incorporation of the Corporation, each shareholder shall be entitled to one vote in person or by proxy for each share entitled to vote then outstanding and registered in his or her name on the books of the Corporation.

SECTION 5. Written Authorization. A shareholder or a shareholder's duly authorized attorney-in-fact may execute a writing authorizing another person or persons to act for him or her as proxy. Execution may be accomplished by the shareholder or such shareholder's duly authorized attorney-in-fact or authorized officer, director, employee or agent signing such writing or causing such shareholder's signature to be affixed to such writing by any reasonable means including, but not limited to, by facsimile signature.

SECTION 6. Electronic Authorization. The President or the Corporate Secretary may approve procedures to enable a shareholder or a shareholder's duly authorized attorney-in-fact to authorize another person or persons to act for him or her as proxy by transmitting or authorizing the transmission of a telegram, cablegram, internet transmission, telephone transmission or other means of electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission, provided that any such transmission must either set forth or be submitted with information from which the inspectors of election can determine that the transmission was authorized by the shareholder or the shareholder's duly authorized attorney-in-fact. If it is determined that such transmissions are valid, the inspectors shall specify the information upon which they relied. Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission created pursuant to this Section 6 may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission.

SECTION 7. Notice of Meeting. (a) Except as otherwise required by the laws of the Commonwealth of Virginia, notice shall be delivered by the Corporation not less than 10 days nor more than 60 days before the date of the meeting, either personally or by mail, to each shareholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail with postage thereon prepaid, addressed to the shareholder at the shareholder's address as it appears on the stock transfer books of the Corporation. Such further notice shall be given as may be required by law. Notice of meetings may be waived in accordance with law. Any previously scheduled meeting of the shareholders may be postponed, by resolution of the Board of Directors at any time prior to the time previously scheduled for such meeting of shareholders.

(b) Without limiting the manner by which notice otherwise may be given effectively to shareholders, any notice to shareholders given by the Corporation, under any provision of the Virginia Stock Corporation Act, the Articles of Incorporation or these Bylaws, shall be effective if given by a form of electronic transmission consented to by the shareholder to whom the notice is given. Any such consent shall be revocable by the shareholder by written notice to the Corporation. Any such consent shall be deemed revoked if (i) the Corporation is unable to deliver by electronic transmission two consecutive notices given by the Corporation in accordance with such consent and (ii) such inability becomes known to the Corporate Secretary or an Assistant Secretary of the Corporation or to the transfer agent, or other person responsible for the giving of notice; provided, however, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action. Notice given pursuant to this paragraph shall be deemed given: (1) if by facsimile telecommunication, when directed to a number at which the shareholder has consented to receive notice; (2) if by electronic mail, when directed to an electronic mail address at which the shareholder has consented to receive notice; (3) if by a posting on an electronic network together with separate notice to the shareholder of such specific posting when such notice is directed to the record address of the shareholder or to such other address at which the shareholder has consented to receive notice, upon the later of such posting or the giving of such separate notice; and (4) if by any other form of electronic transmission, when consented to by the shareholder.

SECTION 8. Record Date. For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other proper purpose, the Board of Directors may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than 70 days prior to the date on which the particular action, requiring such determination of shareholders, is to be taken. If no record date is fixed for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders, or shareholders entitled to receive payment of a dividend, the date on which notices of the meeting are mailed or the date on which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this section, such determination shall apply to any adjournment thereof unless the Board of Directors fixes a new record date, which it shall do if the meeting is adjourned to a date more than 120 days after the date fixed for the original meeting.

SECTION 9. Conduct of Meeting. The Chairman of the Board shall preside over all meetings of the shareholders. If he or she is not present, or if there is none in office, the President shall preside. If the Chairman of the Board and the President are not present, a Vice President shall preside, or, if none be present, a chairman shall be elected by the meeting. The Corporate Secretary shall act as secretary of the meeting, if he or she is present. If he or she is not present, the chairman shall appoint a secretary of the meeting. The chairman of the meeting, at his or her discretion, may adjourn the meeting from time to time, whether or not there is a quorum, and may determine the date, time and place that a meeting so adjourned is to reconvene. The chairman of the meeting shall prescribe rules of procedure for the meeting and shall determine the time reasonably allotted to each speaker at the meeting.

SECTION 10. Inspectors. An appropriate number of inspectors for any meeting of shareholders may be appointed by the chairman of such meeting. Inspectors so appointed, will receive and take charge of proxies and ballots, and will decide all questions as to the qualifications of voters, validity of proxies and ballots, and the number of votes properly cast.

SECTION 11. Advance Notice of Nominations and Shareholder Business.

(a) Annual Meetings of Shareholders.

(i) Nominations of persons for election to the Board of Directors of the Corporation and the proposal of business to be considered by the shareholders may be made at an annual meeting of shareholders only (A) pursuant to the Corporation's notice of meeting (or any supplement thereto), (B) by or at the direction of the Board of Directors or (C) by any shareholder of the Corporation who was a shareholder of record of the Corporation who is entitled to vote at the meeting at the time the notice provided for in this Section 11 is delivered to the Corporate Secretary of the Corporation and who complies with the notice procedures set forth in this Section 11.

(ii) For nominations or other business to be properly brought before an annual meeting by a shareholder pursuant to clause (C) of paragraph (a)(i) of this Section 11, the shareholder must have given timely notice thereof in writing to the Corporate Secretary of the Corporation and any such proposed business other than the nominations of persons for election to the Board of Directors must constitute a proper matter for shareholder action. To be timely, a shareholder's notice must be delivered to the Corporate Secretary at the principal office of the Corporation not later than the close of business on the ninetieth day nor earlier than the close of business on the one hundred twentieth day prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 70 days after such anniversary date, notice by the shareholder must be so delivered not earlier than the close of business on the one hundred twentieth day prior to such annual meeting and not later than the close of business on the later of the ninetieth day prior to such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made by the Corporation. In no event shall the public announcement of an adjournment or postponement of an annual meeting commence a new time period, or extend any time period, for the giving of a shareholder's notice as described above. Such shareholder's notice shall set forth: (A) as to each person whom the shareholder proposes to nominate for election as a director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise, required in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the information and agreement required under paragraph (b) of Section 2 of Article II, and such person's written consent to being named in the proxy statement as a nominee and to serving as such a director if elected; (B) as to any other business that the shareholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the Bylaws of the Corporation, the language of the proposed amendment), the reasons for conducting such business at the meeting and any material interest in such business of such shareholder and of the beneficial owner, if any, on whose behalf the proposal is made; and (C) as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (1) the name and address of such shareholder, as they appear on the Corporation's books, and of such beneficial owner, (2) the class and number of shares of capital stock of the Corporation that are owned beneficially and of record by such shareholder and such beneficial owner, (3) a representation that the shareholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business or nomination, and (4) a representation whether the shareholder or the beneficial owner, if any, intends or is part of a group that intends (a) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation's outstanding capital stock required to approve or adopt the proposal or elect the nominee and/or (b) otherwise to solicit proxies from shareholders in support of such proposal or nomination. The foregoing notice requirements shall be deemed satisfied by a shareholder if the shareholder has notified the Corporation of his, her or its intention to present a proposal at an annual meeting in compliance with Rule 14a-8 (or any successor thereof) promulgated under the Exchange Act and such shareholder's proposal has been included in a proxy statement that has been prepared by the Corporation to solicit proxies for such annual meeting. The Corporation may require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as a director of the Corporation.

(iii) Notwithstanding anything in the second sentence of paragraph (a)(ii) of this Section 11 to the contrary, in the event that the number of directors to be elected to the Board of Directors at an annual meeting is increased and there is no public announcement by the Corporation naming the nominees for the additional directorships at least 100 days prior to the first anniversary of the preceding year's annual meeting, a shareholder's notice required by this Section 11 shall also be considered timely, but only with respect to nominees for the additional directorships, if it shall be delivered to the Corporate Secretary at the principal office of the Corporation not later than the close of business on the tenth day following the day on which such public announcement is first made by the Corporation.

(b) Special Meetings of Shareholders. Only such business shall be conducted at a special meeting of shareholders as shall have been brought before the meeting pursuant to the Corporation's notice of meeting. Nominations of persons for election to the Board of Directors may be made at a special meeting of shareholders at which directors are to be elected pursuant to the Corporation's notice of meeting (i) by or at the direction of the Board of Directors or (ii) provided that the Board of Directors has determined that directors shall be elected at such meeting, by any shareholder of the Corporation who is a shareholder of record at the time the notice provided for in this Section 11 is delivered to the Corporate Secretary of the Corporation, who is entitled to vote at the meeting and upon such election and who complies with the notice procedures set forth in this Section 11. In the event the Corporation calls a special meeting of shareholders for the purpose of electing one or more directors to the Board of Directors, any such shareholder entitled to vote in such election of directors may nominate a person or persons, as the case may be, for election to such position(s) as specified in the Corporation's notice of meeting, if the shareholder's notice required by paragraph (a)(ii) of this Section 11 is delivered to the Corporate Secretary at the principal office of the Corporation not earlier than the close of business on the one hundred twentieth day prior to such special meeting, and not later than the close of business on the later of the ninetieth day prior to such special meeting or the tenth day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. In no event shall the public announcement of an adjournment or postponement of a special meeting commence a new time period, or extend any time period, for giving of a shareholder's notice as described above.

(c) General.

(i) Only such persons who are nominated in accordance with the procedures set forth in this Section 11 shall be eligible at an annual or special meeting of shareholders of the Corporation to serve as directors and only such business shall be conducted at a meeting of shareholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 11. Except as otherwise provided by law, the chairman of the meeting shall have the power and duty (A) to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Section 11 (including whether the shareholder or beneficial owner, if any, on whose behalf the nomination or proposal is made solicited (or is part of a group which solicited) or did not so solicit, as the case may be, proxies in support of such shareholder's nominee or proposal in compliance with such shareholder's representation as required by clause (a)(ii)(C) of this Section 11) and (B) to declare that such nomination shall be disregarded or that such proposed business shall not be transacted. Notwithstanding the foregoing provisions of this Section 11, if the shareholder (or a designated representative of the shareholder) does not appear at the annual or special meeting of shareholders of the Corporation to present a nomination or business, such nomination shall be disregarded and such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation.

(ii) For purposes of this Section 11, "public announcement" shall include disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

(iii) Notwithstanding the foregoing provisions of this Section 11, a shareholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 11. Nothing in this Section 11 shall be deemed to affect any rights (A) of shareholders to request inclusion of proposals in the Corporation's proxy statement pursuant to Rule 14a-8 under the Exchange Act or (B) of the holders of any class or series of preferred stock to elect directors pursuant to any applicable provisions of the Articles of Incorporation.

ARTICLE II

Board of Directors

SECTION 1. General Powers. The property, affairs and business of the Corporation shall be managed under the direction of the Board of Directors, and, except as otherwise expressly provided by law, the Articles of Incorporation or these Bylaws, all of the powers of the Corporation shall be vested in such Board.

SECTION 2. Number and Election.

(a) Number and Qualifications. The number of Directors shall be fixed from time to time by the Board of Directors. No person shall be eligible for election as a Director, nor shall any Director be eligible for reelection, if he or she shall have reached the age of 70 years at the time of such election or reelection, except that the Board, in its sole discretion, may waive such ineligibility for a period not to exceed one year. Directors who are or have been employees of the Corporation or its affiliates, including current or former Chief Executive Officers, shall retire from the Board immediately upon leaving active service, or reaching age 65, whichever occurs first, except that the Board, in its sole discretion, may extend the eligibility of the Chairman of the Board to continue as a Director and, in its discretion, also as Chairman of the Board for up to two years after leaving active service.

(b) Qualifications. Each Director and nominee for election as a Director of the Corporation must deliver to the Corporate Secretary of the Corporation at the principal office of the Corporation a written questionnaire with respect to the background and qualifications of such person (which questionnaire shall be provided by the Corporate Secretary of the Corporation upon written request and approved from time to time by the Board or Governance Committee) and a written representation and agreement (in the form provided by the Corporate Secretary of the Corporation upon written request) (the "Agreement"), which

Agreement (i) shall provide that such person (A) is not and will not become a party to (1) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if such person is at the time a Director or is subsequently elected as a Director of the Corporation, will act or vote on any issue or question (a "Voting Commitment") that has not been disclosed to the Corporation or (2) any Voting Commitment that could limit or interfere with such person's ability to comply, if such person is at the time a Director or is subsequently elected as a Director of the Corporation, with such person's duties as a Director under applicable law, (B) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a Director that has not been disclosed therein, and (C) would be in compliance, if elected as a Director of the Corporation, and will, if such person is at the time a Director or is subsequently elected as a Director of the Corporation, comply with all applicable corporate governance, conflict of interest, confidentiality and securities ownership and trading policies and guidelines of the Corporation (copies of which shall be provided by the Corporate Secretary of the Corporation upon written request) and (ii) if such person is at the time a Director or is subsequently elected as a Director of the Corporation, shall include such person's irrevocable resignation as a Director if such person is found by a court of competent jurisdiction to have breached the Agreement in any material respect.

(c) Election of Directors.

(i) The Board of Directors shall be elected at the annual meeting of the shareholders or at any special meeting held in lieu thereof.

(ii) Except as provided in the following clause (c)(iii), each Director shall be elected by a vote of the majority of the votes cast with respect to that Director-nominee's election at a meeting for the election of Directors at which a quorum is present. For purposes of this clause (c)(ii), a majority of the votes cast means that the number of shares voted "for" a Director must exceed the number of shares voted "against" that Director.

(iii) In lieu of clause (c)(ii) of this Section 2, this clause shall apply to any election of Directors if there are more nominees for election than the number of Directors to be elected, one or more of whom are properly proposed by shareholders. A nominee for Director in an election to which this clause applies shall be elected by a plurality of the votes cast in such election.

SECTION 3. Quorum. A majority of the Directors shall constitute a quorum. Less than a quorum may adjourn the meeting to a fixed time and place, no further notice of any adjourned meeting being required.

SECTION 4. Removal and Vacancies. The shareholders at any meeting called for such purpose, by a vote of the holders of a majority of all the shares of capital stock at the time outstanding and having voting power, may remove any Director, with or without cause, and fill any vacancy. Vacancies arising among the Directors, including a vacancy resulting from an increase by the Board of Directors in the number of directors, so long as the increase so created is not more than 30 percent of the number of Directors then authorized to serve on the Board, may be filled by the remaining Directors, though less than a quorum of the Board, unless sooner filled by the shareholders. The term of office of any Director so elected by the Board of Directors shall expire at the next shareholders' meeting at which Directors are elected.

SECTION 5. Meetings and Notices. (a) Regular meetings of the Board of Directors shall be held on such dates, at such places and at such times as the Board of Directors may from time to time designate. Special meetings of the Board of Directors may be held at any place and at any time upon the call of the Chairman of the Board, or of any three members of the Board of Directors.

(b) Notice of any meetings shall be given by mailing or delivering such notice to each Director at the Director's residence or business address or by telephone or electronic transmission as set forth in this Section 5(b) not less than 24 hours before the meeting. Notice of the date, time, place or purpose of a regular or special meeting of the Board of Directors may be given by a form of electronic transmission consented to by the Director to whom the notice is given. Any such consent of a Director shall be revocable by the Director by written notice to the Corporation. Any such consent shall be deemed revoked if (i) the Corporation is unable to deliver by electronic transmission two consecutive notices given by the Corporation in accordance with such consent and (ii) such inability becomes known to the Corporate Secretary or other person responsible for the giving of notice; provided, however, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action. Notice given by electronic transmission shall be deemed given: (a) if by facsimile telecommunication, when directed to a number at which the Director has consented to receive notice; (b) if by electronic mail, when directed to an electronic mail address at which the Director has consented to receive notice; (c) if by a posting on an electronic network together with separate notice to the Director of such specific posting when such notice is directed to an address at which the Director has consented to receive notice, upon the later of such posting or the giving of such separate notice; and (d) if by any other form of electronic transmission, when consented to by the Director. Any notice shall state the time and place of the meeting. Meetings may be held without notice if all of the Directors are present or those not present waive notice before or after the meeting.

(c) Any action required to be taken at a meeting of the Board may be taken without a meeting if a consent in writing setting forth the action to be taken, shall be signed by all the Directors in counterpart or otherwise and filed with the Corporate Secretary. Such consent shall have the same force and effect as a unanimous vote. For purposes of this Section 5(c), such written consent and the signing thereof may be accomplished by one or more electronic transmissions.

(d) Any action required to be taken at a meeting of the Board may be taken by means of a conference telephone or similar communications equipment whereby all persons participating in the meeting can hear each other, and participation by such means shall constitute presence in person at such meeting.

SECTION 6. Compensation. By resolution of the Board, Directors may be compensated for services as Directors. Nothing herein shall preclude Directors from serving the Corporation in other capacities and receiving compensation for such other services.

ARTICLE III

Committees

SECTION 1. Executive Committee. The Board of Directors may designate an Executive Committee. The Chairman of the Board of Directors shall be the Chairman of the Executive Committee, which shall consist of three or more Directors. The Executive Committee shall have and may exercise all the authority of the Board of Directors, except as may be prohibited by Section 13.1-689 of the Virginia Stock Corporation Act, as it may from time to time be amended. The Executive Committee shall keep a full and accurate record of its proceedings at each meeting and report the same at the next meeting of the Board. In the absence of the Chairman of the Executive Committee, an acting chairman shall be designated by the Executive Committee to preside at such meeting.

SECTION 2. Compensation Committee. The Board of Directors, at its regular annual meeting, shall designate a Compensation Committee, which shall consist of three or more Directors each of whom shall satisfy the independence requirements of The New York Stock Exchange (the "NYSE") and the Securities and Exchange Commission ("SEC") as then in effect and applicable to the Corporation. The responsibilities of the Compensation Committee shall be set forth in the Committee's Charter as approved by the Board of Directors.

The Compensation Committee shall fix its own rules of procedure. The Committee shall keep minutes of its meetings, and all action taken by it shall be reported to the Board of Directors.

SECTION 3. Audit Committee. The Board of Directors, at its regular annual meeting, shall designate an Audit Committee, which shall consist of three or more Directors each of whom shall satisfy the independence requirements of the NYSE and the SEC, as then in effect and applicable to the Corporation. The responsibilities of the Audit Committee shall be set forth in the Committee's Charter as approved by the Board of Directors.

The Committee shall fix its own rules of procedure. The Committee shall keep minutes of all of its meetings and all action taken by it shall be reported to the Board of Directors.

SECTION 4. Governance Committee. The Board of Directors, at its regular annual meeting, shall designate a Governance Committee, which shall consist of three or more Directors each of whom shall satisfy the independence requirements of the NYSE and the SEC, as then in effect and applicable to the Corporation. The responsibilities of the Governance Committee shall be set forth in the Committee's Charter as approved by the Board of Directors.

The Committee shall fix its own rules of procedure. The Committee shall keep minutes of all of its meetings and all action taken by it shall be reported to the Board of Directors.

SECTION 5. Other Committees. The Board of Directors may establish such other committees as it deems appropriate, each committee consisting of at least two Directors whose designation and terms of office shall be by resolution of the Board.

SECTION 6. Committee Meetings. Meetings of a committee may be called at any time by the Chairman of such committee or by a majority of the members of such committee. Notice of any meeting shall be given in the manner provided by Section 5 of Article II. Meetings may be held without notice if all of the members of the committee are present or those not present waive notice before or after the meeting. Action may be taken by a committee without a meeting or at a meeting established by means of conference telephone or similar communications equipment in the manner provided by Section 5 of Article II.

SECTION 7. Quorum. A majority of the members of any committee shall constitute a quorum for the transaction of business, and the affirmative vote of the majority of those present shall be necessary for any action by a committee. In the absence of the chairman of a committee, the acting chairman shall be designated by the remaining members of the committee to preside at such meeting.

SECTION 8. Term of Office. Members of any committee shall be designated as above provided and shall hold office until their successors are designated by the Board of Directors or until such committee is dissolved by the Board of Directors.

SECTION 9. Resignation and Removal. Any member of a committee may resign at any time by giving written notice of his intention to do so to the Chairman of the Board or the Corporate Secretary, or may be removed, with or without cause, at any time by the Board of Directors.

SECTION 10. Vacancies. Any vacancy occurring in a committee resulting from any cause whatever shall be filled by a majority of the number of Directors fixed by these Bylaws.

ARTICLE IV

Officers

SECTION 1. Elected Officers. The elected officers of the Corporation shall be a Chairman of the Board of Directors, a President, one or more Vice Presidents, a Corporate Secretary, a Treasurer, and such other officers (including, without limitation, a Chief Financial Officer and a Chief Legal Officer) as the Board of Directors from time to time may deem proper. The Chairman of the Board shall be chosen from among the directors. All officers elected by the Board shall each have such powers and duties as generally pertain to their respective offices, subject to the specific provisions of this Article V. Such officers shall also have such powers and duties as from time to time may be conferred by the Board or by any committee thereof or the Chairman of the Board. The Board may from time to time elect, or the Chairman of the Board may appoint, such other officers (including, without limitation, one or more Assistant Vice Presidents, Assistant Secretaries, Assistant Treasurers, and Assistant Controllers) and such agents, as may be necessary or desirable for the conduct of the business of the Corporation.

Such other officers and agents shall have such duties and shall hold their offices for such terms as shall be provided in these Bylaws or as may be prescribed by the Board or such committee or by the Chairman of the Board, as the case may be. Any person may be elected to more than one office.

SECTION 2. Election and Term of Office. The elected officers of the Corporation shall be elected annually by the Board of Directors at the regular meeting of the Board of Directors held after the annual meeting of the shareholders. Each officer shall hold office until his or her successor shall have been duly elected and shall have qualified, but any officer may be removed from office with or without cause at any time by the Board of Directors or, except in the case of any officer or agent elected by the Board, by the Chairman of the Board. Such removal shall be without prejudice to the contractual rights, if any, of the person so removed. Election or appointment of an officer shall not of itself create contract rights.

SECTION 3. Duties. The officers of the Corporation shall have such duties as generally pertain to their offices, respectively, as well as such powers and duties as are prescribed by law or are hereinafter provided or as from time to time shall be conferred by the Board of Directors, a committee of the Board or the Chairman of the Board. The Chairman of the Board, the President, any Vice President and the Treasurer may sign and execute in the name of the Corporation representations, securities, deeds, mortgages, leases, licenses, releases, bonds, powers of attorney, contracts or other instruments, and any officer may sign and execute in the name of the Corporation such instruments as are incidental to such officer's duties in the ordinary course of business, except in either case where the signing and the execution thereof shall be expressly delegated by the Board of Directors or by these Bylaws to some other officer or agent of the Corporation or shall be required by law otherwise to be signed or executed. The Board of Directors may require any officer to give such bond for the faithful performance of his or her duties as the Board may see fit.

SECTION 4. Chairman of the Board. The Chairman of the Board shall preside at all meetings of the shareholders and of the Board of Directors and shall be the Chief Executive Officer of the Corporation. Subject to the direction and control of the Board of Directors, the Chairman of the Board shall be responsible for the general management and control of the business and affairs of the Corporation, shall be primarily responsible for the implementation of the policies of the Board of Directors and shall have such authority and perform such duties as are commonly incident to his or her office and all such other duties as are properly required of him or her by the Board of Directors or as are provided elsewhere in these Bylaws. He or she shall make reports to the Board of Directors and the shareholders from time to time, and shall see that all orders and resolutions of the Board of Directors and of any committee thereof are carried into effect. The Chairman of the Board may hire, appoint and discharge such employees and agents of the Corporation as he or she shall deem necessary for the proper management of the business and affairs of the Corporation and may fix the compensation of such employees and agents, other than himself/herself and senior executives.

SECTION 5. President. The President shall have such authority and perform such duties as are commonly incident to his or her office and all such other duties as are properly required of him or her by the Board of Directors or the Chairman of the Board or as are provided elsewhere in these Bylaws, and shall assist the Chairman of the Board in the administration and operation of the Corporation's business and general supervision of its policies and affairs. The President shall, in the absence of or because of the inability to act of the Chairman of the Board, perform all duties of the Chairman of the Board and preside at all meetings of shareholders and of the Board.

SECTION 6. Vice Presidents. Each Vice President shall have such powers and shall perform such duties as shall be assigned to him or her by the Chairman of the Board, or the Boards of Directors.

SECTION 7. Treasurer. The Treasurer shall exercise general supervision over the receipt, custody and disbursement of corporate funds. The Treasurer shall be responsible for the performance of all duties incident to the office of Treasurer. The Treasurer shall have such further powers and duties and shall be subject to such directions as may be granted or imposed upon him or her from time to time by the Board of Directors, the Chairman of the Board or the Chief Financial Officer (if any).

SECTION 8. Corporate Secretary. The Corporate Secretary shall attend all meetings of the shareholders, the Board of Directors, and the Executive Committee and record their proceedings in permanent books kept for that purpose, unless a temporary secretary be appointed. When requested, the Corporate Secretary shall also act as secretary of the meetings of the other Committees of the Board. He or she shall give, or cause to be given, due notice as required of all meetings of the shareholders, Directors, the Executive Committee and the other Committees of the Board, and all other notices as required by law or by these Bylaws. He or she shall keep or cause to be kept at a place or places required by law a record of the shareholders of the Corporation, giving the names and addresses of all shareholders and the number, class, and series of the shares held by each. He or she shall be custodian of the seal of the Corporation, and of all records, contracts, leases, and other papers and documents of the Corporation, unless otherwise directed by the Board of Directors, and shall in general perform all the duties incident to the office of Secretary and such other duties as may be assigned to him or her by the Board of Directors or the Chairman of the Board. The Corporate Secretary shall have the power to affix or cause to be affixed the seal of the Corporation to all instruments, the execution of which is authorized by these Bylaws or by the Board of Directors, and to sign with another authorized officer certificates for shares of the Corporation, the issuance of which is authorized by these Bylaws or by the Board of Directors. In case of the Corporate Secretary's absence or incapacity, the Chairman of the Board may designate an Assistant Secretary or other appropriate officer to perform the duties of the Secretary.

SECTION 9. Voting Securities of Other Corporations. Unless otherwise provided by the Board of Directors, each of the Chairman of the Board and the President, in the name and on behalf of the Corporation, may appoint from time to time himself or herself or any other person proxy, attorney or agent for the Corporation to cast the votes which the Corporation may be entitled to cast as a shareholder, member or otherwise in any other corporation, partnership or other legal entity, domestic or foreign, whose stock, interests or other securities are held by the Corporation, or to consent in writing to any action by such other entity, or to exercise any or all other powers of this Corporation as the holder of the stock, interests or other securities of such other entity. Each of the Chairman of the Board and the President may instruct the person so appointed as to the manner of casting such votes or giving such consent and may execute or cause to be executed on behalf of the Corporation and under its corporate seal such written proxies, consents, waivers or other instruments as may be deemed necessary or proper. Each of the Chairman of the Board and the President may attend any meeting of the holders of stock, interests or other securities of any such other entity and vote or exercise any and all other powers of this Corporation as the holder of the stock, interest or other securities of such other entity.

SECTION 10. Contracts and Expenditures. Except as otherwise directed by the Board of Directors, expenditures chargeable to operating expenses, including without limitation contracts for work, labor and services and materials and supplies, may be made by or under the direction of the head of the department or office of the Corporation in which they are required, without explicit or further authority from the Board of Directors, subject to direction, restriction or prohibition by the Chairman of the Board.

SECTION 11. Removal. Any officer elected, or agent appointed, by the Board of Directors may be removed by the Board of Directors at any time, with or without cause. Any officer or agent appointed by the Chairman of the Board may be removed by him or her at any time, with or without cause. No elected officer shall have any contractual rights against the Corporation for compensation by virtue of such election beyond the date of the election of his or her successor, his or her death, his or her resignation or his or her removal, whichever event shall first occur, except as otherwise provided in an employment contract or under an employee deferred compensation plan.

SECTION 12. Vacancies. A newly created elected office and a vacancy in any elected office because of death, resignation or removal may be filled by the Board of Directors or the Chairman of the Board for the unexpired portion of the term. Any vacancy in an office appointed by the Chairman of the Board because of death, resignation, or removal may be filled by the Chairman of the Board.

ARTICLE V

Depositaries

The money and negotiable instruments of the Corporation shall be kept in such bank or banks as the Treasurer or Chief Financial Officer shall from time to time direct or approve. All checks and other instruments for the disbursement of funds shall be executed manually or by facsimile by such officers or agents of the Corporation as may be authorized by the Board of Directors.

ARTICLE VI

Seal

The seal of the Corporation, of which there may be any number of counterparts, shall be circular in form and shall have inscribed thereon the name of the Corporation, the year of its organization and the words, "Corporate Seal Virginia." The Board may also authorize to be used, as the seal of the Corporation, any facsimile thereof.

ARTICLE VII

Fiscal Year

The fiscal year of the Corporation shall begin immediately after midnight of the last Friday of December, and shall end at midnight on the last Friday of December of each calendar year.

ARTICLE VIII

Amendments to Bylaws

These Bylaws may be amended or repealed at any regular or special meeting of the Board of Directors by the vote of a majority of the Directors present. They may also be repealed or changed, and new Bylaws made, by the shareholders, provided notice of the proposal to take such action shall have been given in the notice of the meeting.

ARTICLE IX

Control Share Acquisitions

Article 14.1 of the Virginia Stock Corporation Act ("Control Share Acquisitions") shall not apply to acquisitions of shares of stock of the Corporation.

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EXHIBIT C

ARTICLE I

Shareholders' Meeting

SECTION 2. Special Meetings. (a) Special meetings of the shareholders may be called from time to time by a majority of the Board of Directors or the Chairman of the Board. Special meetings shall be held solely for the purposes specified in the notice of meeting.

(b) A special meeting of shareholders shall be called by a majority of the Board of Directors following receipt by the Secretary of the Corporation of a written request requesting such meeting from the record holders of shares representing at least fifteen percent (the "Requisite Percentage") of the combined voting power of the then outstanding shares of all classes of capital stock of the Corporation entitled to vote on the matter proposed to be voted on at such meeting, if such written request complies with the requirements of this Section 2(b), as determined in good faith by the Board of Directors. A written request for a special meeting of shareholders shall not be valid unless it is signed and dated and includes (i) the specific purpose(s) of the special meeting and the matters proposed to be voted on at the meeting, (ii) the information specified in clauses (A), (B) and (C) of Section 11(a)(ii) of this Article I and (iii) documentary evidence that the requesting record holders or, if such record holders are not the beneficial owners of the shares representing the Requisite Percentage, the beneficial owners on whose behalf the request is made (collectively, the "Requesting Holders") beneficially own the Requisite Percentage at the time of receipt of the written request by the Secretary of the Corporation. Any shareholder who submitted a request for a special meeting may revoke such request at any time by written revocation delivered to the Secretary of the Corporation at the principal executive offices of the Corporation. In addition, failure of the Requesting Holders (A) to appear or send a qualified representative to present such proposal(s) or matter(s) to be voted on at the special meeting; or (B) to beneficially own shares representing at least the Requisite Percentage at the time of the special meeting shall also constitute a revocation of such request.

A special meeting shall not be required to be held at the request of shareholders pursuant to this Section 2(b): (x) with respect to any matter, within 12 months after any annual or special meeting of shareholders at which the same matter was included on the agenda, or if the same matter will be included on the agenda at an annual meeting to be held within 90 days after the receipt by the Corporation of such request (for purposes of this clause (x), the election or removal of directors shall be deemed the same matter with respect to all matters involving the election or removal of directors) or (y) if the purpose of the special meeting is not a lawful purpose or if such request violated applicable law.

At any special meeting of shareholders requested by shareholders in accordance with this Section 2(b), the business conducted at the special meeting shall be limited to the business set forth in the notice of such meeting; provided that nothing herein shall prohibit the Board of Directors from submitting other matters to the shareholders at any such special meeting pursuant to the notice of such special meeting.

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ARTICLE VIII

Amendments to Bylaws

(a) Except as specified in clause (b) below, these Bylaws may be amended or repealed at any regular or special meeting of the Board of Directors by the vote of a majority of the Directors present. These Bylaws may also be repealed or changed, and new Bylaws made, by the shareholders, provided notice of the proposal to take such action shall have been given in the notice of the meeting.

(b) Article I, Section 2(b) of these Bylaws may only be amended to increase (i) the percentage of shares required to be held by shareholders to request a special meeting of shareholders or (ii) the 12 months or 90 days referred to in clause (x) of the second paragraph of such Section 2(b), or repealed, with the approval of the shareholders. This clause (b) may only be repealed or amended with the approval of the shareholders.

RAM TRUST SERVICES

RECEIVED
2008 JAN 28 AM 9:04
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

VIA FEDERAL EXPRESS

January 24, 2008

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

Re: CSX Corporation - shareholder proposal submitted pursuant to Rule 14a-8 under the Exchange Act

We are writing in response to a letter to you dated January 14, 2008 from Cravath, Swaine & Moore LLP, counsel for CSX Corporation, regarding a shareholder proposal we submitted pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

Our proposal

At last year's annual meeting of shareholders of CSX, a shareholder submitted a precatory proposal asking the board of directors to amend the by-laws to give holders of at least 10% to 25% of the outstanding common stock the power to call a special shareholder meeting. That proposal received the overwhelming support of shareholders voting on the matter by a margin of more than two-to-one. When the board of directors failed to act on this request, we submitted our own proposal under Rule 14a-8 for the upcoming annual meeting that the by-laws be amended to give holders of 15% of the outstanding shares the right to call a special meeting of shareholders.

Our proposal is not precatory. It is binding. Our hope and expectation are that it will be submitted to shareholders at the upcoming annual meeting and, if approved by shareholders, will give shareholders the right to call a special meeting.

Now that our proposal has been submitted in accordance with Rule 14a-8, counsel for CSX has written to you indicating that the board of directors of CSX proposes to amend its by-laws and asks that you concur in its position that our proposal need not be included in their proxy material because their proposed by-law amendment substantially implements our proposal. It does not.

The existing by-laws of CSX provide that only a majority of the board of directors or the chairman of the board can call a special meeting of shareholders. Though shareholder approval is required for the Corporation to take certain actions -- e.g., a merger or sale of substantially all its assets or an amendment of its charter -- those actions must first be approved by the board

45 EXCHANGE STREET PORTLAND MAINE 04101 TELEPHONE 207 775 2354 FACSIMILE 207 775 4289

of directors, who, in the normal course, would than call a special meeting of shareholders for their approval.

Our proposal would give *shareholders* the right to call a special meeting as well. In the context of CSX, the fundamental right that shareholders have that could be exercised at a special meeting of shareholders is the right to remove and elect directors.[1] Under Virginia law and CSX's governing charter and by-laws, the shareholders, at any meeting called for such purpose, have the right to remove any director at any time, with or without cause, and fill any vacancy.

We submitted our proposal in the context of the rules of corporate governance applicable to CSX. Under those rules, as we understand them, there is an annual election of the entire board of directors at each annual meeting of shareholders. Our objective is to give shareholders owning 15% or more of the outstanding shares the right to call a special meeting of shareholders to consider and act upon the removal and election of directors at any time and not have to wait until the next annual meeting.

In today's fast moving world, time often is of the essence regarding corporate events. For example, the issuer may receive a merger or acquisition proposal that the vast majority of shareholders find attractive but that the board of directors may not wish to pursue. Or there may be a business opportunity that the vast majority of shareholders wish to pursue but the board of directors does not. Or events may take place that cause the vast majority of shareholders to lose confidence in management or in its business strategy but the board of directors allows management to continue. Our proposal would allow shareholders owning 15% of the outstanding shares to call a special meeting of shareholders to remove some or all of the directors and to elect a new board of directors to deal with the situation. The essence of a special meeting of shareholders is, as its name implies, that it is in addition to the annual meeting of shareholders and that shareholders have the ability to act without having to wait until the next annual meeting.[2]

The CSX proposed by-law amendment

The CSX proposed by-law amendment pays lip service to our proposal - - giving the holders of 15% of the outstanding voting power the right to call a special shareholders meeting - - but then imposes so-called "timing limitations" and so-called "procedural requirements" that in effect undercut the right to the point that it is rendered almost meaningless.

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[1] Indeed, other than the amendment of by-laws, it is hard to imagine what other significant action shareholders could take at a special meeting called by them other than the removal and election of directors.

[2] The right of shareholders to call special meetings has a long and respected tradition. In the United Kingdom, the cradle of Anglo-Saxon law, directors of a company are required to call a general meeting of shareholders once the company has received a request to do so from members representing 10% of the voting shares, including for the purpose of election or removal of directors. (Section 303 of the UK Companies Act 2006).

As we point out, the right of shareholders to call a special meeting is meaningful only in the context of what action shareholders themselves can initiate. In the context of CSX that action is the removal and election of directors. And what does the CSX proposed by-law provide? In what is called a "timing limitation" it provides "A special meeting shall not be required to be held at the request of shareholders . . . with respect to any matter, within 12 months after any annual or special meeting of shareholders at which the same matter was included on the agenda, or if the same matter will be included on the agenda at an annual meeting to be held within 90 days after the receipt by the Corporation of such request." And lest there be any question, the amendment explicitly provides that for this purpose "the election or removal of directors shall be deemed the same matter with respect to all matters involving the election or removal of directors."

Since the election of directors is on the agenda at each annual meeting, and since annual meetings are in the normal course held approximately the same time each year, the effect of this "timing limitation" is that *at no time* will shareholders have the right to call a special meeting to remove and elect directors. In plain language, the CSX proposed by-law amendment is an exercise in "now you see it, now you don't."

The Hewlett Packard no-action letter

Counsel for CSX cites the no-action letter to Hewlett Packard (December 11, 2007) in support of its position that CSX's proposed by-law amendment will substantially implement our proposal notwithstanding the inclusion of various procedural requirements and timing limitations.

Let's look at the facts in Hewlett Packard (H-P). A shareholder of H-P submitted a proposal under Rule 14a-8 asking the board of directors to amend the by-laws and/or charter to give holders of 25% of the outstanding shares the power to call a special meeting of shareholders. H-P, like CSX, has an annual election of all directors at the annual meeting, and shareholders of H-P have the power to remove and elect directors.

By letter dated November 2, 2007, counsel for H-P asked for no-action relief to exclude the proposal on the basis that the board of directors would amend the by-laws to give shareholders such a right subject to certain procedural requirements and timing limitations. The timing limitations of the original H-P proposed amendment were strikingly similar to those of the CSX proposed amendment -- in the case of H-P, that a special meeting requested by shareholders need not be held if the business specified in the request therefor (i) has been included in an annual or special meeting within the past 12 months, or (ii) will be included in an upcoming annual meeting within 90 days. Thus, with respect to the removal and election of directors, the original H-P proposed amendment, like the CSX proposed amendment, was of the "now you see it, now you don't" variety, since the election of directors in the normal course would be within the past 12 months or within the next 90 days, and shareholders would never be able to call a special meeting for that purpose.

But the Staff was not fooled, and H-P did not get no- action relief on the basis of that original proposed amendment. On December 4, 2007 counsel for H-P submitted a supplemental letter stating that the board adopted the proposed new by-law with a major modification -- that a special meeting need not be held only if the business requested to be brought before the special meeting will be included in an upcoming annual meeting to be held within 90 days. The provision allowing the directors not to call the special meeting if the business to be brought before the meeting had been included in an annual or special meeting within the past 12 months was eliminated.

We wholeheartedly agree with the Staff's position in H-P and believe it may properly be applied in the instant situation. We believe a provision that a special meeting need not be held if the matter to be brought before the special meeting will be brought before an annual meeting to be held within 90 days is reasonable. A further limitation is not. Thus, we would have no objection if the second paragraph of Section 2(b) of CSX's proposed by-law were amended to read as follows:

> A special meeting shall not be required to be held at the request of shareholders pursuant to this Section 2(b): (x) with respect to any matter if the same matter will be included on the agenda at an annual meeting to be held within 90 days after the receipt by the Corporation of such request or (y) if the purpose of the special meeting is not a lawful purpose or if such request violated applicable law.

Procedural requirements

CSX's proposed by-law amendment contains so called "procedural requirements" that, in counsel's terms, "merely facilitate the full implementation of the primary objectives and underlying concerns of the [i.e., our] proposal." In brief, CSX's proposed procedural requirements for requesting a special meeting are those contained in CSX's by-laws for shareholder proposals. Counsel argues that it would be "nonsensical" if the standard for shareholders to request a special meeting were less onerous than that required for a shareholder to make a proposal at a scheduled meeting of shareholders.

But this is not "nonsensical" at all, and the issue is not whether the standard should be more or less onerous but whether the procedural requirements are reasonable, *i.e.,* no more onerous than is necessary to accomplish a legitimate objective. A shareholder proposal can be made by any one person owning a relatively insignificant number of shares. It is quite reasonable for an issuer to require that a proponent meet a threshold test of legitimacy and commitment -- by requiring him to identify himself and give assurances that his proposal is legitimate and that he will carry through in pursuing it -- before requiring the issuer to take the formal steps to have it brought before a shareholder meeting.

By contrast, under our proposal, a request for a shareholder meeting can be made only by record holders of not less than 15% of the outstanding shares. In the case of CSX, that would represent a request by the record holders of billions of dollars of market value.[3] Surely, such a request has a strong presumption of legitimacy and commitment.

[3] Indeed, the request itself may be made pursuant to a solicitation in compliance with the Securities Exchange Act of 1934 and may involve hundreds of shareholders.

The procedural safeguards that the issuer needs to assure the legitimacy of such a shareholder request are the safeguards that the issuer requires in a matter put to a vote of shareholders at a shareholder meeting -- that the persons exercising the right are indeed the record owners of the shares.

Under Virginia law and CSX's by-laws, record owners of shares exercising their right to vote are not required to disclose who are the beneficial owners of their shares. Indeed, it would violate principles of confidential voting if they were required to do so. If a shareholder can vote confidentially, why can't a shareholder join in a request for a special meeting confidentially?

We have no objection to reasonable and legitimate safeguards to insure the integrity of the process. Thus, we would have no objection if the first paragraph of Section 2(b) of CSX's proposed by-law were amended to read as set forth in Annex A to this letter.

Amendment of the new by-law

Our proposed new by-law giving shareholders the right to call a special meeting includes a provision that the by-law can be amended only by shareholders -- meaning that the board of directors cannot repeal or amend it on its own. CSX's proposed new by-law would give the board of directors the power to amend the by-law in certain respects but not in others. Counsel for CSX claims that the CSX proposed by-law merely seeks to permit the board of directors to amend procedural elements of the special meeting by-law provision, not the primary objectives of our proposal.

But, as we have seen, limitations on a right can seriously erode it, and procedural requirements imposed as a condition to exercising a right can as a practical matter seriously undercut its utility. There is nothing in the CSX proposed by-law amendment that would restrict the board of directors from imposing new timing limitations or procedural requirements. Such new limitations or requirements could undercut the primary objectives of our proposal.

Our objective is that, once the right of shareholders to call a special meeting is established, any limitation on that right and any condition to its exercise, whether it be called procedural or otherwise, can only be imposed with the approval of shareholders and not by the board of directors acting on its own without such approval.

It is clear that the right of shareholders to call a special meeting is a subject on which the board of directors of CSX and the shareholders of CSX have different views -- which is not surprising given that what is involved is the right of shareholders, acting on their own, to call a special meeting to remove members of the board, with or without cause, and elect their successors. The board of directors of CSX has stated explicitly in its proxy material within the past year "The Board believes that this special right [to call a shareholders meeting] should not be available to a minority of shareholders, particularly since shareholders already have an opportunity to bring matters before shareholder meetings on an annual basis."[4] The shareholders

[4] Under CSX's existing by-laws adopted by the CSX board the right to call a special meeting is not available to a *majority* of shareholders either.

of CSX, by their overwhelming vote in favor of last year's precatory proposal on this subject, have expressed their view.

Our proposal would give shareholders the right to call a special meeting and would prohibit the board of directors, acting on its own and without shareholder approval, from imposing any limitations on that right, or imposing any conditions on its exercise, over and above such reasonable limitations and conditions as are set forth in the by-law amendment itself. This prohibition is an integral part of our proposal, and shareholders could not be assured of their right without it. We have in this response set forth what we regard as reasonable limitations and conditions. Thus, we would have no objection if the CSX proposed by-law amendment were amended to read as set forth in Annex A.

Requested no-action relief

Whether an issuer has substantially implemented the primary objectives and underlying concerns of a shareholder proposal depends on the facts and circumstances of the particular situation. Our proposal involves the right of shareholders to call a special meeting of shareholders. In the context of CSX, the fundamental right that shareholders have that could be exercised at a special meeting of shareholders is the right to remove and elect directors.

For the reasons indicated, any claim that the CSX proposed by-law amendment in its present form substantially implements our proposal would require, to say the least, a considerable stretch of the imagination. Counsel for CSX may, of course, submit a supplemental letter incorporating a new CSX proposed by-law amendment. We respectfully request the opportunity to comment on any such new proposed amendment. In the meantime, for the benefit of all, we offer our views that a proposed by-law containing any of the following --

(i) timing limitations beyond those embodied in the revised H-P by-law;

(ii) procedural requirements for making a request beyond those required for the voting of shares; or

(iii) provisions allowing amendment of the by-law by the board of directors without the approval of shareholders

would not substantially implement the objectives of our proposal.

If the Staff has questions or requires additional information, please do not hesitate to contact the undersigned at (207) 775 2354. If the Staff does not concur with our position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of any response to CSX or its counsel.

Yours very truly,
Ram Trust Services

By: 
John P. M. Higgins
President

cc: Faiza J. Saeed, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475

Ellen M. Fitzsimmons, Esq.
Senior Vice President-Law and Public Affairs
and Corporate Secretary
CSX Corporation
500 Water Street, C160
Jacksonville, Florida 32202

ARTICLE I

Shareholders' Meeting

SECTION 2. Special Meetings. (a) Special meetings of the shareholders may be called from time to time by a majority of the Board of Directors or the Chairman of the Board. Special meetings shall be held solely for the purposes specified in the notice of meeting.

(b) A special meeting of shareholders shall be called by a majority of the Board of Directors or by the Secretary of the Corporation following receipt by the Secretary of a written request requesting such meeting from the record holders of shares representing at least fifteen percent (the "Requisite Percentage") of the combined voting power of the then outstanding shares of all classes of capital stock of the Corporation entitled to vote on the matter proposed to be voted on at such meeting, if such written request complies with the requirements of this Section 2(b), as determined in good faith by the Board of Directors. A written request for a special meeting of shareholders shall not be valid unless it is signed and dated by holders of record (collectively, the "Requesting Holders") of shares representing the Requisite Percentage at the time of receipt of the written request by the Secretary of the Corporation and includes (i) the specific purpose(s) of the special meeting and the matters proposed to be voted on at the meeting, and (ii) as to each person whom the shareholders propose to nominate for election as a director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), a written questionnaire with respect to the background and qualifications of such person (which questionnaire shall be provided by the Corporate Secretary of the Corporation upon written request and approved from time to time by the Board of Governance Committee) and a written representation and agreement (in the form provided by the Corporate Secretary of the Corporation upon written request) (the "Agreement"), which Agreement (i) shall provide that such person (A) is not and will not become a party to (1) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if such person is at the time a Director or is subsequently elected as a Director of the Corporation, will act or vote on any issue or question (a "Voting Commitment") that has not been disclosed to the Corporation or (2) any Voting Commitment that could limit or interfere with such person's ability to comply, if such person is at the time a Director or is subsequently elected as a Director of the Corporation, with such person's duties as a Director under applicable law, (B) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a Director that has not been disclosed therein, and (C) would be in compliance, if elected as a Director of the Corporation, and will, if such person is at the time a Director or is subsequently elected as a Director of the Corporation, comply with all applicable corporate governance, conflict of interest, confidentiality and securities ownership and trading policies and guidelines of the Corporation (copies of which shall be provided by the Corporate Secretary of the Corporation upon written request) and (ii) if such person is at the time a Director or is subsequently elected as a Director of the corporation, shall include such person's irrevocable resignation as a Director if such person is found by a court of competent jurisdiction to have breached the Agreement in any material respect. Any shareholder who submitted a request for a special meeting may revoke such request at any time by written revocation delivered to the Secretary of the Corporation at the principal executive offices of the Corporation. In addition, failure of the Requesting Holders to appear or send a qualified representative to present such proposal(s) or matter(s) to be voted on at the special meeting shall also constitute a revocation of such request.

A special meeting shall not be required to be held at the request of shareholders pursuant to this Section 2(b): (x) with respect to any matter if the same matter will be included on the agenda at an annual meeting to be held within 90 days after the receipt by the Corporation of such request or (y) if the purpose of the special meeting is not a lawful purpose or if such request violated applicable law.

At any special meeting of shareholders requested by shareholders in accordance with this Section 2(b), the business conducted at the special meeting shall be limited to the business set forth in the notice of such meeting; provided that nothing herein shall prohibit the Board of Directors from submitting other matters to the shareholders at any such special meeting pursuant to the notice of such special meeting.

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ARTICLE VIII

Amendments to Bylaws

(a) Except as specified in clause (b) below, these Bylaws may be amended or repealed at any regular or special meeting of the Board of Directors by the vote of a majority of the Directors present. These Bylaws may also be repealed or changed, and new Bylaws made, by the shareholders, provided notice of the proposal to take such action shall have been given in the notice of the meeting.

(b) Article I, Section 2(b) of these Bylaws may be amended or repealed only with the approval of the shareholders. This clause (b) may be amended or repealed only with the approval of the shareholders.

CRAVATH, SWAINE & MOORE LLP

WORLDWIDE PLAZA
825 EIGHTH AVENUE
NEW YORK, NY 10019-7475

TELEPHONE: (212) 474-1000
FACSIMILE: (212) 474-3700

CITYPOINT
ONE ROPEMAKER STREET
LONDON EC2Y 9HR
TELEPHONE: 44-20-7453-1000
FACSIMILE: 44-20-7860-1150

WRITER'S DIRECT DIAL NUMBER

(212) 474-1454

February 4, 2008

CSX Corporation--Shareholder Proposal Submitted by Ram Trust Services, Inc.

Ladies and Gentlemen:

On January 14, 2008, we submitted a letter (the "No-Action Request") on behalf of our client, CSX Corporation, a Virginia corporation ("CSX" or the "Company"), notifying the staff of the Securities and Exchange Commission Division of Corporate Finance that CSX intends to omit from its proxy statement and form of proxy for its 2008 annual meeting of shareholders (collectively, the "2008 Proxy Materials") a shareholder proposal (the "Proposal") submitted by Ram Trust Services, Inc. on behalf of certain of its clients (the "Proponent"). The Proposal seeks to amend the CSX bylaws to permit holders 15% of the Company's common stock to request a special meeting of the shareholders.

I. Basis for Supplemental Letter

The No-Action Request indicated our belief that the Proposal may be omitted from the 2008 Proxy Materials in reliance on Rule 14a-8(i)(10) because the board of directors of CSX was expected to adopt a bylaw amendment attached as Exhibit C to the No-Action Request (the "CSX Amendment"), which would permit holders of 15% of the voting stock of the Company to request a special meeting and thereby "substantially implement" the Proposal. We write supplementally to (i) confirm that on February 4, 2008, the CSX board of directors approved the CSX Amendment, which amendment is now effective and will be filed with the Commission on Form 8-K on or before February 8, 2008 and (ii) respond to correspondence dated January 24, 2008 from the Proponent to the Staff regarding the Proposal.

II. Time Period Limitations

As noted in the No-Action Request, we believe that the limitation on submitting proposals, the subject of which has already been considered in the prior 12 months (including action in respect of the election or removal of directors), to be necessary to protect the Company and its shareholders from the distraction and considerable expense of serial meetings on the same topic and, like the time limitations permitted by the Staff in the context of "poison pill" and "board declassification" no-action letters in the past, continue to preserve the primary objectives of the Proposal. CSX does not have a classified board of directors, so the entire board of directors is elected at each annual meeting. Moreover, CSX has adopted a so-called "majority voting" bylaw provision, which provides that in an uncontested election, any director who does not receive a majority of the votes cast in favor of his or her election must tender a resignation to the board. Thus, the CSX shareholders already have the power to elect and remove directors at each annual meeting.

The Proponent argues that the 12-month time limitation in respect of the election and removal of directors would prevent the special meeting provision from ever being used for this purpose. The Proponent ignores the not uncommon situation of an annual meeting of shareholders not being called within 12 months of the prior meeting.[1] The CSX Amendment ensures that even if the annual meeting is delayed, the shareholders will have the opportunity to elect and remove directors every 12 months. The Proponent also claims that the only way to influence the CSX board of directors to take a particular action is to remove some or all of the directors and replace them with willing participants and thus the only reason shareholders would call a special meeting, and the only purpose of the Proposal, is to remove and elect directors. If this is the case, then the Proposal should also be permitted to be omitted from the 2008 Proxy Materials under Rule 14a-8(i)(8), as it relates to "a procedure for [a] nomination or election" for membership on the Company's board of directors. However, the Proponent ignores the influence that a precatory proposal has over the directors and their fiduciary duties to consider the best interests of the Company's shareholders. At the CSX 2007 annual meeting of shareholders, the shareholders approved three precatory proposals urging the board to take action on the following matters: (i) permitting shareholders to cause special meetings to be held, (ii) "majority voting" and (iii) limiting severance arrangements. Since their passage at the last annual meeting, the board has taken action on all three proposals, adopting bylaw amendments in the case of the special meeting and "majority voting" proposals and amending the board's severance policy in the case of the severance arrangements proposal. In addition, just as the Proponent seeks to do with the Proposal, shareholders remain free to call special meetings at any time to amend the CSX bylaws. Thus, contrary to the Proponent's claims, the CSX Amendment "substantially implements" the primary objectives of the Proposal (to permit holders of 15% of the

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[1] Under the Virginia Stock Corporation Act, if the annual meeting of shareholders is not held within 15 months of the previous annual meeting, shareholders may seek a court-ordered meeting.

outstanding voting shares to cause a special meeting to be called and to protect such provision from being repealed), even with the timing limitations.

III. Procedural Requirements

As further noted in the No-Action Request, we believe that the provision in the CSX Amendment requiring the requesting shareholders to provide evidence that they own the requisite percentage of voting shares is merely procedural in nature and does not detract from the primary objectives of the Proposal. In the case of record holders acting on behalf of beneficial owners, the information requested in this provision includes information with respect to the beneficial owners and representations by such beneficial owners. The Proponent argues that this requirement is too onerous on shareholders. However, in many cases, the provision of such information will not be burdensome at all, as an agreement among holders of 15% of the outstanding voting stock may trigger "group" filing requirements under Section 13(d) of the Securities Exchange Act of 1934 and the rules of the Commission promulgated thereunder, and such filing requirements include the public disclosure of even more information than is required to be provided under the CSX Amendment.

The Proponent also argues that the provision of such information is not required of shareholders when they vote at shareholder meetings and is therefore improper in the context of a request for a special meeting. Here, the Proponent draws the wrong analogy: requesting a shareholder meeting is more akin to making a shareholder proposal than voting on one, and, under the CSX bylaws, shareholders making proposals are required to provide this information in respect of beneficial owners.[2] The Proponent suggests that the Company should take the agreement by the beneficial owners to request a special meeting as a matter of faith and that the request should be given a "presumption of legitimacy and commitment". Asking the Company to take the costly and burdensome step to call a special meeting, a step that impacts all shareholders, without verification would be irresponsible. It is reasonable for the requesting shareholders to identify the beneficial holders and provide evidence that they support the calling of the special meeting and will attend the meeting to propose the action. This provision also protects beneficial owners who might otherwise have their shares hijacked by an unscrupulous record owner. In all cases, the procedural requirements do not prevent the CSX Amendment from "substantially implementing" the Proposal, as the primary objectives of the Proposal (to permit holders of 15% of the outstanding shares to cause a special meeting to be called and to protect such provision from being repealed) are preserved in the CSX Amendment.

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[2] Note that the CSX Amendment and the Proposal relate exclusively to requesting a special meeting, and at no time is the confidentiality of the voting process compromised.

IV. Amendments

We also believe that the restrictions on the ability of the CSX board of directors to (i) repeal the CSX Amendment and (ii) increase the percentage ownership threshold and the time period limitations address the Proposal's primary objective of protecting the special meeting provision from being repealed, and as such the CSX Amendment "substantially implements" the Proposal. Under the CSX Proposal, the only amendments that the board is free to make are those of a procedural or administrative nature. For instance, if a change in corporate governance best practices or Virginia law were to necessitate a change to the CSX Amendment, the board would be free to make such change. However, under the Proposal, the board would have to seek shareholder approval for even minor, administrative matters or to reduce the percentage ownership and time restrictions. The CSX Amendment also makes a cross-reference to the procedural requirements of the bylaw provision relating to shareholder proposals. Without the flexibility permitted by the CSX Amendment, no change would be permitted to the shareholder proposal provision, as it would result in a change to the CSX Amendment and, under the Proposal formulation, even a conforming change to keep the application of the CSX Amendment constant would be prohibited without shareholder approval. Clearly this is not intended outcome or primary objective of the Proposal. Notably, the Proponent has not suggested any amendment that the CSX board of directors could make to the CSX Amendment, consistent with its fiduciary duties, that would erode the rights of shareholders.

V. Conclusion

Based on the foregoing, we respectfully request on behalf of CSX that the Staff confirm that it will not recommend that the Commission take enforcement action against the Company if the Company omits the Proposal from the 2008 Proxy Materials following adoption of the CSX Amendment.

In accordance with Rule 14a-8(j), five additional copies of this letter are enclosed herewith, and an additional copy of this letter has been sent to the Proponent.

If the Staff has questions or requires additional information, please do not hesitate to contact the undersigned at (212) 474-1454. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of a response.

Kindly acknowledge receipt of this letter by stamping the enclosed copy of the first page and returning it to the messenger, who has been instructed to wait.

Sincerely,



Faiza J. Saeed

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

BY HAND

Copies to:

Ellen M. Fitzsimmons, Esq.
Senior Vice President-Law and Public Affairs
and Corporate Secretary
CSX Corporation
500 Water Street
Speed Code J-150
Jacksonville, FL 32202

Mr. John P.M. Higgins
President
Ram Trust Services, Inc.
45 Exchange Street
Portland, ME 04101

OVERNIGHT COURIER

RAM TRUST SERVICES

February 11, 2008

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

Re: CSX Corporation – shareholder proposal submitted pursuant to Rule 14a-8 under the Exchange Act

We write in response to the letter to you dated February 4, 2008 from counsel for CSX Corporation regarding a shareholder proposal we submitted for inclusion in CSX's proxy statement. Counsel's letter confirms that CSX has amended its by-laws and responds to our letter to the Staff dated January 24, 2008.

The by-law amendment adopted by the CSX board of directors is the same as the proposed amendment submitted with counsel's letter to the Staff dated January 14, 2008. For the reasons indicated in our letter of January 24, the by-law amendment does not substantially implement our proposal.

This letter responds to the various arguments made in counsel's letter of February 4. Many of these arguments are a rehash of arguments made in their letter of January 14, and we ask the Staff's indulgence if our response thereto is a repeat of what we have already said. We respond also to the new arguments made.

Time Period Limitations

Counsel for CSX expresses the belief that the time period limitations contained in CSX's by-law amendment "continue to preserve the primary objectives of the Proposal." That, of course, is not the case. These time period limitations, as they relate to special meetings of shareholders at which shareholders may remove and elect directors, are that there can be no special meeting within 12 months after the prior annual meeting and no special meeting within 90 days before the next annual meeting. As we pointed out in our letter of January 24, under Virginia law and CSX's governing charter and by-laws, the shareholders, at any meeting called for such purpose, have the right to remove any director at any time, with or without cause, and fill any vacancy. One of the primary objectives of our proposal is to give shareholders owning 15% or more of the outstanding shares the right to call a special meeting of shareholders to consider and act upon the removal and election of directors at any time and not have to wait until the next annual meeting. The essence of a special meeting of shareholders is, as its name implies, that it is in addition to the annual meeting of shareholders, and that shareholders have the ability to act without having to wait until the next annual meeting.

45 EXCHANGE STREET PORTLAND MAINE 04101 TELEPHONE 207 775 2354 FACSIMILE 207 775 4289

Counsel for CSX argues that the time period limitations in CSX's amended by-laws are "necessary to protect the Company and its shareholders from he distraction and considerable expense of serial meetings on the same topic . . . ." We do not question that CSX is entitled to make that argument to its shareholders in opposition to our proposal. Indeed, CSX made just that argument to its shareholders in last year's proxy statement in opposition to the precatory proposal that was brought to a vote. Notably, holders of more than two-thirds of the shares who voted on that proposal were not convinced.

Counsel for CSX makes reference to the time limitations permitted by the Staff in the context of "poison pill" and "board declassification" no-action letters. Significantly, counsel makes no reference to the Hewlett Packard no-action letter of December 11, 2007 or any other no-action letter in the context of shareholders' rights to call a special meeting.

Counsel for CSX states that we have ignored "the not uncommon situation of an annual meeting of shareholders not being called within 12 months of the prior meeting" and that the CSX by-law amendment "ensures that even if the annual meeting is delayed, the shareholders will have the opportunity to elect and remove directors every 12 months." [1]

We have not ignored that situation. We have simply not addressed it because it is all quite beside the point. The purpose of our proposal is not to ensure that shareholders will have the opportunity to remove and elect directors every 12 months but to ensure that shareholders will have the opportunity to remove and elect directors *at any time*.[2]

Counsel for CSX attributes to us, contrary to fact, the notion that "the only reason shareholders would call a special meeting, and the only purpose of the Proposal, is to remove and elect directors" and argues that our proposal may therefore be omitted from CSX's proxy statement under Rule 14a-8(i)(8) as it relates to "a procedure for [a] nomination or election" for membership on the Company's board of directors. That is not the case. Our proposal relates to the right of shareholders to call special meetings for any lawful purpose. To our knowledge, the Staff has never permitted such a proposal to be omitted under Rule 14a-8(i)(8).

Finally, counsel for CSX argues that we ignore "the influence that a precatory proposal has over the directors and their fiduciary duties to consider the best interests of the Company's shareholders." With all due respect, we did not ignore that at all. We are mindful that (i) the board of CSX has stated explicitly its belief that the right to call a shareholder meeting "should not be available to a minority of shareholders," (ii) shareholders of CSX voted overwhelmingly last year in favor of a precatory proposal requesting that shareholders holding between 10% and 25 % of the outstanding shares be given the right to call a special meeting, and (iii) that after the better part of a year and after approving other amendments to CSX's by-laws, the board of

[1] Even this statement is not accurate since the time period limitations contained in CSX's by-law amendment prevent the calling of a special meeting not only within 12 months of the prior meeting but also within 90 days of the next meeting.

[2] As indicated in our letter of January 24, we have no objection to the 90 day time period limitation contained in the Hewlett Packard by-law amendment, which we consider reasonable.

directors failed to act on that request until *after* we submitted our binding proposal on this subject.

Procedural Requirements

Counsel for CSX argues that the various procedural requirements in CSX's by-law amendment are "merely procedural in nature and [do] not detract from the primary objectives of the Proposal." As we pointed out in our letter of January 24, procedural requirements imposed as a condition to exercising a right can as a practical matter seriously undercut its utility.

The CSX by-law amendment imposes procedural requirements that we believe are burdensome and go beyond what is reasonable in the circumstances. Counsel argues that, in many cases, such procedural requirements "will not be burdensome at all, as an agreement among holders of 15% of the outstanding voting stock may trigger 'group' filing requirements under Section 13(d) of the Securities Act of 1934 and the rules of the Commission promulgated thereunder, and such filing requirements include the public disclosure of even more information than is required to be provided under the CSX Amendment."

Frankly, we don't understand this argument at all. If, in the circumstances, there is a "group" filing requirement under Section 13(d), then CSX has all the information it needs, and there is no need for additional "procedural requirements." If there is not a "group" filing requirement under Section 13(d), then the provision of all the information required under the CSX by-law amendment by each of the beneficial owners joining in the request is unduly burdensome.

In our letter of January 24, we state that the procedural safeguards that an issuer needs to assure the legitimacy of a shareholders' request for a shareholder meeting are the safeguards that the issuer requires in a matter put to a vote of shareholders -- that the persons exercising the right are indeed the record owners of the shares. Counsel argues that we draw the wrong analogy, stating, without giving any reasoned analysis, that: "requesting a shareholder meeting is more akin to making a shareholder proposal than voting on one."

However, the issue is not what is more "akin." As we pointed out in our letter of January 24, the issue is whether the procedural requirements are reasonable, *i.e.,* no more onerous than is necessary to accomplish a legitimate objective. A shareholder proposal can be made by any one person owning a relatively insignificant number of shares. It is quite reasonable for an issuer to require that a proponent meet a threshhold test of legitimacy and commitment -- by requiring him to identify himself and give assurances that his proposal is legitimate and that he will carry through in pursuing it -- before requiring the issuer to take the formal steps to have it brought before a shareholder meeting. By contrast, under our proposal, a request for a shareholder meeting can be made only by record holders of not less than 15% of the outstanding shares. In the case of CSX, that would represent a request by the record holders of billions of dollars of market value. We see no reason why the procedural safeguards needed to assure the legitimacy of such a request should go beyond the safeguards required to assure the legitimacy of a shareholder vote.

Under Virginia law and CSX's by-laws, record owners of shares exercising their right to vote are not required to disclose who are the beneficial owners of their shares. Indeed, we know of no publicly held company that requires the record owner of shares exercising their right to vote to disclose who are the beneficial owners of their share.[3] Surely, assuring the legitimacy of a shareholder vote is at least as important as assuring the legitimacy of a shareholders' request to hold a special meeting at which matters will be brought for a shareholder vote.[4]

The so-called "procedural" requirements of the CSX by-law amendment are more onerous than is necessary to insure the integrity of the process and seriously undercut the utility of the right our proposal seeks.

Amendments

As we stated in our letter of January 24, there is nothing in the CSX by-law amendment that would restrict the board of directors from imposing new timing limitations or procedural requirements. Such new limitations or requirements could undercut one of the underlying concerns of our proposal - - that, once the right of shareholders to call a special meeting is established, any limitation on that right and any condition to its exercise, whether it be called procedural or otherwise, can be imposed only with the approval of shareholders and not by the board of directors acting on its own without such approval. This prohibition is an integral part of our proposal, and shareholders could not be assured of their right without it.

The only new argument made in counsel's letter of February 4 is that the CSX by-law amendment makes a cross reference to the procedural requirements of the bylaw provision relating to shareholder proposals, and that, without the flexibility permitted by the CSX by-law amendment , no change would be permitted to the shareholder proposal provision without shareholder approval. This argument is classic "bootstrap." There is no need to cross reference one provision to the other. All CSX need do is set out the procedural requirements relating to requesting a special meeting of shareholders in the by-law provision giving shareholders that right. Indeed, in the proposed by-law we suggested, we did just that, *i.e.*, there is no such cross reference, and the board of directors would be free to change the procedures governing shareholder proposals without shareholder approval.

Conclusion

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[3] In our experience the vast majority of shares held of record but not beneficially are held in the name of Cede & Co., the nominee for the Depository Trust Company, which exercises voting and other rights on instructions from the beneficial owners. In all our years of experience in shareholder activism, we have never heard anyone express any concern that the Depository Trust Company was acting other than on instructions from the beneficial owners.

[4] Counsel notes that under the CSX by-law amendment the confidentiality of the voting process is not compromised. We never suggested otherwise. We simply asked rhetorically "If a shareholder can vote confidentially, why can't a shareholder join in a request for a special meeting confidentially?"

We had in our letter of January 24 pointed out why the CSX by-law amendment in the form proposed - - with its "now you see it, now you don't" provisions - - did not substantially implement the primary objectives and underlying concerns of our proposal. We had also pointed out that the Hewlett Packard no-action letter (December 11, 2007), which counsel for CSX cited in their letter of January 14 but not in their letter of February 4, supported our position and not theirs. By adopting the by-law amendment in the form proposed, CSX has, in effect, thrown down the gauntlet.

For the reasons set forth in our letter of January 24 and this letter, we believe the Staff should not grant CSX no-action relief. We believe we are entitled to have our proposal included in CSX's proxy materials in accordance with Rule 14a-8 so that shareholders of CSX can consider and vote upon it.

If the Staff has questions or requires additional information, please do not hesitate to contact the undersigned at (207) 775 2354. If the Staff does not concur with our position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of any response to CSX or its counsel.

Yours very truly,
Ram Trust Services

By: 
John P.M. Higgins
President

cc: Faiza J. Saeed, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475

Ellen M. Fitzsimmons, Esq.
Senior Vice President-Law and Public Affairs
And Corporate Secretary
CSX Corporation
500 Water Street, C160
Jacksonville, Florida 32202

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 13, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: CSX Corporation
Incoming letter dated January 14, 2008

The proposal amends the bylaws to require a special meeting to be called at the request of shareholders owning no less than 15% of the issued and outstanding common shares entitled to vote.

We are unable to concur in your view that CSX may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that CSX may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Craig E. Slivka
Attorney-Adviser

END